SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                (Rule 13d - 102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                              (Amendment No. ___)*

                        RETURN ON INVESTMENT CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    761307107
                              --------------------
                                 (CUSIP Number)

                                November 18, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)

     |X| Rule 13d-1(c)

     |_| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  761307107                                                 Page 2 of 4
           ---------
================================================================================
1    NAME OF REPORTING PERSONS: RICHARD R. RAST
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): NOT APPLICABLE

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  |_|
                                                                 (b)  |_|

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3    SEC USE ONLY


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4    CITIZENSHIP OR PLACE OF ORGANIZATION:
     CITIZEN OF THE UNITED STATES OF AMERICA

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     NUMBER OF      5    SOLE VOTING POWER
      SHARES             448,824 SHARES
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       6    SHARED VOTING POWER
       EACH
     REPORTING      ------------------------------------------------------------
      PERSON        7    SOLE DISPOSITIVE POWER
       WITH              448,824 SHARES
                    ------------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER

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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     448,824 SHARES
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   |_|


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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

     4.3%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN
================================================================================

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CUSIP NO.  761307107                                                 Page 3 of 4
           ---------

Item 1(a).     Name of Issuer:

               Return On Investment Corporation

Item 1(b).     Address of Issuer's Principal Executive Offices:

               1825 Barrett Lakes Boulevard
               Suite 260
               Kennesaw, GA 30144


Item 2(a).     Name of Person Filing:

               Richard R. Rast

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               1611 Castle Point Drive
               Castle Rock, CO 80104

Item 2(c).     Citizenship:

               United States of America

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.01 per shares

Item 2(e).     CUSIP Number:

               761307107


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

               Not applicable.


Item 4.        Ownership.

          (a)  Amount beneficially owned: 448,824 SHARES

          (b)  Percent of class: 4.3%

          (c)  Number of shares as to which such person has:

               (i)   Sole power to vote or direct the vote: 448,824 SHARES

               (ii)  Shared power to vote or direct the vote: NOT APPLICABLE.

               (iii) Sole  power to dispose  or to direct  the  disposition  of:
                     448,824 SHARES

               (iv) Shared power to dispose or direct the disposition of: NOT APPLICABLE.

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CUSIP NO.  761307107                                                 Page 4 of 4
           ---------

Item 5.   Ownership of Five Percent or Less of a Class.

          Ownership percentage has decreased from 5.1% to 4.3%. Reporting person has ceased to be a beneficial owner of more than 5% of a class of securities.


Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          Not applicable.


Item 8.   Identification and Classification of the Members of the Group.

          Not applicable.


Item 9.   Notice of Dissolution of Group.

          Not applicable.


Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         Date:        December 12, 2003
                                      ------------------------------------------
                         Signature:   /s/ Richard R. Rast
                                      ------------------------------------------
                         Name/Title:  Richard R. Rast (EVP and General Manager)
                                      ------------------------------------------